Exhibit 99.(d)(1)(iii)

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

This Amendment (the “Amendment”) is made and entered into effective May 1, 2025 Fund, Inc. a Maryland corporation (the “Fund” and with the Adviser, the “Parties”).

RECITALS

A.       The Parties entered into an Investment Advisory Agreement dated September 1, 2001, as amended (the “Agreement”).

B.       The Parties desire to amend the Agreement to revise the fee schedule set forth on Schedule A to the Agreement as a result of change in the M Large Cap Growth sub-adviser.

AGREEMENT

1.	Amendment. Schedule A is amended to read in its entirety to as set forth in Schedule A to this Amendment.

2.	Other Provisions. The provisions of the Agreement that are not amended or deleted by this Amendment remain unchanged and in full force and effect.

3.	Defined Terms. All capitalized terms used, but not defined in this Amendment, have the definitions given them in the Agreement.

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The Parties have caused this AMENDMENT TO ADVISORY AGREEMENT to be executed by their duly authorized officers as of the day and year first written above.

M FINANCIAL ADVISERS, INC.

/s/ Bob Olson
By: Bob Olson, President

M FUND, INC.

/s/ Bob Olson
By: Bob Olson, President

Schedule A

to the

Investment Advisory Agreement

between

M Fund, Inc.

and

M Financial Investment Advisers, Inc.

Pursuant to Section 5, the Fund shall pay the Adviser compensation at an effective annual rate as follows:

Name of Portfolio	Annual Rate of Compensation

M International Equity Fund	0.15% on all assets plus (and only with respect to Fund assets which are not invested in a mutual fund that is advised by the Fund’s sub-adviser):
0.32% on the first $100 million
0.27% on all assets thereafter

M Large Cap Growth Fund	0.45% on the first $100 million
0.40% on all assets thereafter

M Capital Appreciation Fund	0.85% on the first $125 million
0.75% on all assets thereafter

M Large Cap Value Fund	0.43%